Exhibit 11.1

GRUPO AVAL ACCIONES Y VALORES S.A.

INSIDER TRADING POLICY

I. Scope

Grupo Aval Acciones y Valores S.A. ("Grupo Aval" or the "Company") is a corporation with shares listed on the “Registro Nacional de Valores y Emisores” of Colombia (“RNVE”) and the United States Securities and Exchange Commission (SEC). Therefore, the Company is subject to regulations that protect and prevent the misuse of inside information by its officers, directors, and employees in both jurisdictions.

Grupo Aval's policy is comply, without exception, with all applicable laws and regulations in the course of its business, including the regulations applicable to the trading of securities, which are regulated by this Insider Trading Policy (the "Policy"). In accordance to their duties, the directors, officers, and employees of the Company shall comply with the provisions of this Policy and refrain from engaging in any activity or conduct that may breach the applicable regulations on securities trading. Furthermore, in order to mitigate the risk of breaching the applicable regulations, the directors, officers, and employees of the Company, in the terms set forth in this Policy, are subject to approval requirements that will be described as follows.

II. Use of Inside Information in Trading in Securities

A. General Rule

The regulations applicable to the Company in the securities market establish the responsibility of Grupo Aval, its directors, officers, and employees to ensure that information about the Company and its subsidiaries will not be illegally utilized in the trading of securities (such as stocks, bonds, or other fixed or variable income securities).

It is the duty of the directors, officers, and employees of the Company to comply the regulation that prohibits the use of inside information. This regulation is based on the principle that all persons who trade in the securities of an entity must have the same access to all material information about that company. Accordingly, if a director, officer, or employee of a company knows material inside information, will be prohibited from buying or selling securities of the company until the information has been properly disclosed to the public. This is because the director, officer, or employee have information that could affect the price of the stock or security, and it is illegal for them to take advantage (knowing that the price of the security could change) that other investors does not have.

In general, the prohibition provides that as a breach of the applicable securities regulations for any person to buy or sell securities having material inside information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Inside information can be favorable or unfavorable. If it is not clear whether inside information is material, it should be treated as if it.

The information is considered inside information, if it has not been publicly disclosed in a manner that is generally available to investors (for example, by publication through the relevant information mechanism in Colombia or its equivalent Form 6-K in the United States) and/or the investors have not had time to fully assimilate the information. If it is not clear whether material information has been sufficiently publicized, it should be treated as inside information. In addition, it is illegal for any director, officer, or employee in knowledge of inside information to provide such information to others or recommend to buy or sell securities (this is called "tipping"). In that case, both persons may be held responsible.

The supervisory authorities, criminal authorities and the stock exchanges, among others, have the capability to identify the misuse of inside information. Violation of the applicable regulations on the use of inside information may expose the person trading on inside information to significant sanctions, including civil fines and administrative sanctions, as well as criminal liability for the performance of punishable acts.

B. Persons covered by this Policy

The prohibition on trading on inside information applies to (the "Covered Persons"):

1.	Directors, officers, and all other employees of the Company, as well as other persons who have access to inside information of the Company, including contractors and consultants,
2.	Spouses, domestic partners, parents, children, siblings, mother and fathers in-laws, sons and daughters-in-law, brothers and sisters in-law, and any person (other than domestic employees) who shares such person’s home (together, "Family Members "),
3.	Any person to whom the directors, officers or employees of the Company provide significant financial support, and
4.	Any entity, account or product over which the directors, officers or employees, Family Members or the persons listed in section 3 above, have or share the power, directly or indirectly, to make investment decisions (regardless of whether or not such persons have a financial interest in the entity, account or product), and those entities, accounts or products established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest.

Additionally, the Company must comply with applicable securities laws in its own securities trading activities, and may not trade in its securities or execute any stock repurchase plan when in knowledge of material non-public information about the Company, except in compliance with applicable regulations.

C. Hedging and Derivatives

Covered Persons are prohibited from engaging in any derivatives transactions (including transactions involving options, puts, calls, forwards, swaps, collars, or other derivatives) designed to hedge or speculate on any change in the market price of the securities of the Company and its subsidiaries. As explained below, Covered Persons are also prohibited from short selling the securities of the Company and its subsidiaries.

Trading in options or other derivatives is often highly speculative and very risky. People who buy options are betting that the stock price will move quickly. For that reason, when a person trades options on their company's stock, it can raise suspicions from regulators that the person was trading using inside information, especially when the trading occurs before a company announcement or a major event. It is difficult for a director, officer, or employee to prove that they were unaware of the announcement or event.

If an Authority notice that one or more directors, officers, or employees of the Company were actively trading options before an announcement, it could trigger an investigation with potential legal actions. Such an investigation could be harmful to the Company (as well as costly) and could result in serious sanctions and expenses for the individuals involved. For all of these reasons, this Policy prohibits Covered Persons from trading in options or other securities related to the shares of the Company and its subsidiaries.

D. Pledging of Securities, Margin Accounts

Pledged securities may be sold by the pledgee without the consent of the pledgor in certain circumstances. For example, securities held in a margin account may be sold by a broker without the customer's consent if the customer fails to meet a margin call. Since such a sale could occur at a time when a Covered Person is in possession of inside information or is otherwise prohibited from trading in the securities of the Company and its subsidiaries, the Company prohibits Covered Persons from pledging securities of the Company and its subsidiaries in any circumstances, including the purchase of securities of the Company and its subsidiaries or the holding of such securities in a margin account.

E. General Guidelines

1.	Non-Disclosure. Inside information must not be disclosed to anyone, except to persons of the Company, its controlling entities or its subsidiaries who, by virtue of their position, ownership structure or for compliance with applicable regulations, are required to know it. No director, officer or employee should discuss material inside information in public places.

2.	Trading in Company Securities . No Covered Person may place an order to buy or sell, or recommend to another person to place an order to buy or sell Company’s securities and its subsidiaries when they have knowledge of material information about the Company and its subsidiaries that has not been disclosed to the public. This includes orders to buy and sell shares, convertible securities and other securities (e.g., bonds) and includes increasing or decreasing the investment in securities of the Company and its subsidiaries through savings or investment products. Any Covered Person who possesses inside information must wait until the beginning of the third business day after the information has been made public before trading. There are no exceptions to this Policy, not even for hardship for the Covered Person or based on the use of resources (such as to make a mortgage payment or to cover an emergency expense).

3.	Avoid Speculation. Investing in the Company's shares or other securities offers the opportunity to participate in its future growth. But investing in the Company and participating in its growth does not mean short-term speculation based on market fluctuations. Such activities put the Covered Person's personal benefit in conflict with the best interests of the Company and its shareholders. Although this Policy does not mean that Covered Persons may never sell shares, the Company encourages Covered Persons to avoid frequent trading of shares of the Company and its subsidiaries. Speculating on Grupo Aval shares is not part of the Company's culture.

4.	Trading in Other Securities. No director, officer or employee shall place an order to buy or sell (including investing through savings or investment products), or recommend to another person to place an order to buy or sell, securities of another company, if the director, officer or employee knows in the course of his or her duties for the Company confidential information about the other company that could affect the price of such securities. For example, it would be a violation of applicable laws in this area if a director, officer or employee learned through Company sources that the Company and one of its subsidiaries intends to purchase assets from a company, and then placed an order to buy or sell shares of that other company due to the likely increase or decrease in the price of its securities.

F. Additional Restrictions

In addition to the restrictions set forth above, due to their regular access to confidential information: (i) the directors and officers of the Company, and their assistants and Family Members, (ii) the employees of the Vice Presidencies of Accounting Consolidation, Legal and Risk and Compliance and the Financial Planning area, (iii) those who are members of the Executive Committee of the Company and (iv) other persons who may be designated from time to time and informed of such condition by the Legal Vice President of the Company, are subject to the following additional restrictions on the trading of securities of the Company and its subsidiaries:

1.	Trading Windows. Trading is allowed from the first business day following the publication of annual or quarterly results until the first calendar day of the last month of the then current quarter (the "Trading Window"), with the following restrictions:
●	All transactions are subject to the prior review and authorization of the Board of Directors; and
●	No transactions are allowed outside the Trading Window, except for reasons of exceptional personal hardship and with the prior approval of the Board of Directors of the Company; and
2.	Closing of the Trading Window. Please note that, on occasion, the Board of Directors may determine that no trades will be made even during the Trading Window in which authorization is requested. This may occur as a result of a pending business transaction, a cyber-attack, or any material event that has not yet been publicly disclosed. The Company cannot disclose the reasons and the closing of the Trading Window may itself constitute material inside information that should not be communicated.